W. SCOTT LAWLER
                                 Attorney At Law

                         4960 S. Gilbert Rd., Suite 1-11
                               Chandler, AZ 85249
                             Telephone: 602-466-3666

W. SCOTT LAWLER, ESQ.
ADMITTED IN ARIZONA AND CALIFORNIA

                                                               November 22, 2011

Ms. Pamela Long - Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Explore Anywhere Holding Corp. (the "Company")
         Amendment No. 6 to Form 8-K
         Filed October 21, 2011
         Amendment No. 2 to Form 10-K for the Fiscal Year Ended
         December 31, 2010
         Filed October 21, 2011
         Amendment No. 2 to Form 10-Q for the Quarterly Period Ended September 30, 2011
         Filed November 15, 2011
         Amendment No. 2 Form 10-Q for the Quarterly Period Ended
         March 31, 2011
         Filed October 21, 2011
         File No. 001-33933

Dear Ms. Long:

The Company is in receipt of your comment letter dated November 16, 2011 regarding the Company's filings referenced above.

Below are the comments from your comment letter each followed by the Company's responses thereto.

                           Amendment No. 5 to Form 8-K

GENERAL

COMMENT #1

We note your response to comment 2 of our letter dated August 4, 2011. Please include the acknowledgements in your response letter signed by an authorized officer of the company.

RESPONSE TO COMMENT #1

We filed the requested letter as correspondence on Edgar.

SUMMARY COMPENSATION TABLE, PAGE 18

COMMENT #2

There does not appear to be disclosure that corresponds to the apparent footnote
(2) notation next to Boyd V. Applegate. Please revise and advise.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010 Amendment No. 2 to Form 10-Q for the Quarterly Period Ended September 30, 2011 Amendment No. 2 Form 10-Q for the Quarterly Period Ended March 31, 2011

RESPONSE TO COMMENT #2

The footnote mentioned above was a typographical error.

CERTIFICATIONS, EXHIBITS 31.1 AND 31.2

COMMENT #3

We note your responses to comments 10 and 12 of our letter dated August 4, 2011. In future Form 10-K And 10-Q filings, please file the certification exactly as set forth in Item 601(b)(31) of Regulation S-K, which both contain mistakes, though in slightly different ways. We note that in sections 2 and 3 you inserted the word "annual" or "quarterly" before "report", in sections 4(a), (b), and (c) you inserted the word "my" instead of "our" and in sections 5(a) and (b) you inserted the word "small business issuer" instead of registrant".

RESPONSE TO COMMENT #3

We note the revisions need and will apply them to our "future" filings.

Sincerely,


/s/ W. SCOTT LAWLER
----------------------------------
W. Scott Lawler, Esq.

                         EXPLORE ANYWHERE HOLDING CORP.
                             6150 West 200 South, #3
                             Wabash, Indiana 46992


                                                                November 17,2011

Ms. Pamela Long - Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:

Dear Ms. Long,

This letter is being provided to you in connection with that certain letter dated August 4, 2011, from the Securities and Exchange Commission (the "SEC") addressed to Explore Anywhere Holding Corp. (the "Company") and the periodic reports referenced therein. The Company is responsible for the adequacy and accuracy of all of its filings with the SEC. SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company represents that it will not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


Sincerely,


/s/ Bryan Hammond
------------------------
Bryan Hammond
President